Exhibit 99.1
All amounts in Canadian dollars
unless otherwise stated
— Onex Reaches Agreement to Acquire
Remaining 75% Interest in ResCare —
Toronto, September 7, 2010 — Onex Corporation (TSX: OCX) today announced that Onex Partners III has entered into an agreement and plan of share exchange whereby it would acquire all of the outstanding shares of common stock of ResCare not owned by Onex or its affiliates through a tender offer at a price of US$13.25 per share.
In June 2004, Onex and Onex Partners I acquired a 25% interest in ResCare for US$84 million, or US$9.87 per share. The proposal would see Onex Partners III acquire the remaining 75% interest for a total purchase price of approximately US$340 million.
ResCare is the leading U.S. provider of in-home care, job training and education support services to individuals with developmental and intellectual disabilities.
The transaction is subject to there being tendered and not withdrawn a majority of the fully diluted shares of common stock of ResCare not owned by Onex or its affiliates or certain members of ResCare’s management participating in the transaction, and the satisfaction of certain other customary conditions. The transaction is expected to close in the fourth quarter of 2010.
About Onex
Onex is one of North America’s oldest and most successful investment firms committed to acquiring and building high-quality businesses in partnership with talented management teams. Onex manages investment platforms focused on private equity, real estate and credit securities. In total, the Company manages approximately US$12 billion. Onex generates annual management fee income on approximately US$7.9 billion of third-party capital and is entitled to a carried interest on US$7.2 billion of that capital. As well, Onex invests its own capital directly and as a substantial limited partner in its Funds.
Onex’ businesses generate annual revenues of $31 billion, have assets of $36 billion and employ more than 210,000 people worldwide. Onex shares trade on the Toronto Stock Exchange under the stock symbol OCX. For more information on Onex, visit its website at www.onex.com. The Company’s security filings can also be accessed at www.sedar.com.

This news release may contain forward-looking statements that are based on management’s current expectations and are subject to known and unknown uncertainties and risks, which could cause actual results to differ materially from those contemplated or implied by such forward-looking statements. Onex is under no obligation to update any forward-looking statements contained herein should material facts change due to new information, future events or otherwise.
Important Information
This announcement and the description of the transaction contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of ResCare. The tender offer described herein has not yet been commenced. At the time the tender offer is commenced, Onex Partners III intends to file a tender offer statement on a Schedule TO containing an offer to purchase, a letter of transmittal and other related documents with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, ResCare intends to file with the SEC a solicitation/recommendation statement on Schedule 14D-9 and, if required, will file a proxy statement or information statement with the SEC at a later date. Such documents will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of common stock of ResCare. The solicitation of offers to sell common stock of ResCare will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Shareholders are advised to read the offer to purchase and the letter of transmittal, the solicitation/recommendation statement, the proxy statement, the information statement and all related documents, if and when such documents are filed and become available, as they will contain important information about the tender offer and proposed share exchange. Shareholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov, or from the information agent that Onex Partners III selects.
For further information:
Emma Thompson
Vice President, Investor Relations
Tel: 416.362.7711